UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MAP Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

56509R108
(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56509R108	SCHEDULE 13G	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Perseus-Soros BioPharmaceutical Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,826,169
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,826,169
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,826,169
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 56509R108	SCHEDULE 13G	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Perseus-Soros Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,826,169
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,826,169
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,826,169
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 56509R108	SCHEDULE 13G	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Perseus BioTech Fund Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 22
	6	SHARED VOTING POWER 1,846,794 (1)
	7	SOLE DISPOSITIVE POWER 22
	8	SHARED DISPOSITIVE POWER 1,846,794 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,816
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON OO

(1)  Includes 20,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	SCHEDULE 13G	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SFM Participation, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,826,169
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,826,169
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,826,169
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 56509R108	SCHEDULE 13G	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SFM AH LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,826,169
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,826,169
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,826,169
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 56509R108	SCHEDULE 13G	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Perseuspur, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,297
	6	SHARED VOTING POWER 1,851,239 (1)
	7	SOLE DISPOSITIVE POWER 14,297
	8	SHARED DISPOSITIVE POWER 1,851,239 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,536 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON OO

(1)  Includes 20,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	SCHEDULE 13G	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frank H. Pearl (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,297
	6	SHARED VOTING POWER 1,851,239 (1)
	7	SOLE DISPOSITIVE POWER 14,297
	8	SHARED DISPOSITIVE POWER 1,851,239 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,865,536 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (1)
12	TYPE OF REPORTING PERSON IN

(1)  Includes 20,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	SCHEDULE 13G	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Soros Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,846,794 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,846,794 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,794 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12	TYPE OF REPORTING PERSON OO; IA

(1)  Includes 20,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	SCHEDULE 13G	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George Soros (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,846,794 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,846,794 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,794 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12	TYPE OF REPORTING PERSON IA

(1)  Includes 20,625  shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	SCHEDULE 13G	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert Soros (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,846,794 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,846,794 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,794 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12	TYPE OF REPORTING PERSON IA

(1)  Includes 20,625 shares of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	SCHEDULE 13G	Page 12 of 22 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jonathan Allan Soros (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,846,794 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,846,794 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,846,794 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12	TYPE OF REPORTING PERSON IA

(1)  Includes 20,625 of Common Stock issuable upon the exercise of options.

CUSIP No. 56509R108	SCHEDULE 13G	Page 13 of 22 Pages

Item 1.	(a)	Name of Issuer MAP Pharmaceuticals, Inc. (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 2400 Bayshore Parkway, Suite 200 Mountain View, CA 94043
Item 2.	(a)	Names of Persons Filing This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (“Perseus-Soros”);
(ii)	Perseus-Soros Partners, LLC, a Delaware limited liability company (“PSP GP” and general partner of Perseus-Soros);
(iii)	Perseus BioTech Fund Partners, LLC, a Delaware limited liability company (“PBFP Partners” and managing member of PSP GP);
(iv)	SFM Participation, L.P., a Delaware limited partnership (“SFM Participation” and managing member of PSP GP);
(v)	SFM AH LLC, a Delaware limited liability company (“SFM AH” and general partner of SFM Participation);
(vi)	Perseuspur, L.L.C., a Delaware limited liability company (“Perseuspur” and managing member of PBFP Partners);
(vii)	Mr. Frank H. Pearl (“Mr. Pearl” and managing member of Perseuspur);
(viii)	Soros Fund Management LLC, a Delaware limited liability company (“SFM LLC” and the sole managing member of SFM AH).
(ix)	Mr. George Soros (“Mr. George Soros” and Chairman of SFM LLC);
(x)	Mr. Robert Soros (“Mr. Robert Soros” and Deputy Chairman of SFM LLC); and
(xi)	Mr. Jonathan Allan Soros (“Mr. Jonathan Soros” and President and Deputy Chairman of SFM LLC).

CUSIP No. 56509R108	SCHEDULE 13G	Page 14 of 22 Pages

(b)
Address of Principal Business Office

The address of the principal business offices of (i) Perseus-Soros and (ii) PSP GP is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

The address of the principal business offices of (i) PBFP Partners, (ii) Perseuspur and (iii) Mr. Pearl is 2099 Pennsylvania Ave., N.W., Suite 900, Washington, D.C. 20006.

The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) SFM LLC, (iv) Mr. George Soros, (v) Mr. Robert Soros and (vi) Mr. Jonathan Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

(c)	Citizenship

(i)	Perseus-Soros – a Delaware limited partnership
(ii)	PSP GP – a Delaware limited liability company
(iii)	PBFP Partners – a Delaware limited liability company
(iv)	SFM Participation – a Delaware limited partnership
(v)	SFM AH – a Delaware limited liability company
(vi)	Perseuspur – a Delaware limited liability company
(vii)	Mr. Pearl – United States
(viii)	SFM LLC – a Delaware limited liability company
(ix)	Mr. George Soros – United States
(x)	Mr. Robert Soros – United States
(xi)	Mr. Jonathan Soros – United States

(d)	Title of Class of Securities Common Stock, par value $0.01 per share (the “Common Stock” or “Shares”)
(e)
CUSIP Number

56509R108

Information contained herein concerning SFM Participation, SFM AH, SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros has been provided by SFM LLC.  Perseus-Soros, PSP GP, PBFP Partners, Perseuspur and Mr. Pearl assume no responsibility for such information.  Information contained herein concerning PBFP Partners, Perseuspur and Mr. Pearl has been provided by each such Reporting

CUSIP No. 56509R108	SCHEDULE 13G	Page 15 of 22 Pages

Person. Perseus-Soros, PSP GP, SFM Participation, SFM AH, SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros assume no responsibility for such information.

Item 3.	This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).
Item 4.	Ownership.

(a)
Amount Beneficially Owned:

As of December 31, 2010, each of (i) Perseus-Soros, PSP GP, SFM Participation and SFM AH may be deemed to beneficially own 1,826,169 Shares, (ii) PBFP may be deemed to own 1,846,816 Shares (including options to purchase 20,625 Shares that have vested or will vest within 60 days of December 31, 2010), (iii) each of SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros may be deemed to beneficially own 1,846,794 Shares (including options to purchase 20,625 Shares that have vested or will vest within 60 days of December 31, 2010) and (iv) each of  Perseuspur and Mr. Pearl may be deemed to own 1,865,536 Shares (including options to purchase 20,625 Shares that have vested or will vest within 60 days of December 31, 2010).

Shares reported as beneficially owned by Perseuspur and Mr. Pearl also include 22 Shares held by PBFP Partners, 161 Shares held by Perseus Biotech Investment, LLC, 5,027 Shares held by Perseus, L.L.C., 9,268 Shares held by Perseuspur, 2 Shares held by Mr. Pearl, 24 Shares held by Perseus 2000, L.L.C.,  17 Shares held by Perseus 2000 Investors Group, L.L.C., 1,487 Shares held by Perseus Diversified Fund, L.P. and 2,712 Shares held by Perseus 2000 Expansion Fund, L.L.C.

(b)
Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and based on information provided by the Company in its Quarterly Report on Form 10-Q filed on November 5, 2010 indicating that there were 30,127,041 Shares outstanding as of October 31, 2010, each of (i) Perseus-Soros, PSP GP, PBFP Partners, SFM Participation, SFM AH, SFM LLC, Mr. George Soros, Mr. Robert Soros and  Mr. Jonathan Soros may be deemed to beneficially own approximately 6.1% of the outstanding Shares and (ii) each of Perseuspur and Mr. Pearl may be deemed to beneficially own approximately 6.2% of the outstanding Shares.

(c)	Number of Shares as to Which Such Person Has: (i) Each of Perseus-Soros and PSP GP may be deemed to have sole

CUSIP No. 56509R108	SCHEDULE 13G	Page 16 of 22 Pages

power to direct the voting and disposition of the 1,826,169 Shares beneficially owned by Perseus-Soros. PBFP Partners may be  deemed to have sole power to direct the voting and disposition of 22 Shares. Each of Perseuspur and Mr. Pearl may be deemed to have the sole power to direct the voting and disposition of 14,297 Shares.

(ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2 of this Schedule 13G, PBFP Partners may be deemed to share the power to direct the voting and disposition of 1,869,169 Shares, each of SFM AH and SFM Participation may be deemed to share the power to direct the voting and disposition of 1,826,169 Shares, each of Perseuspur and Mr. Pearl may be deemed to share the power to direct the voting and disposition of 1,830,592 Shares, and each of SFM LLC, Mr. George Soros, Mr. Robert Soros and Mr. Jonathan Soros may be deemed to share the power to direct the voting and disposition of 1,826,169 Shares.

(iii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13G, each of SFM LLC, Mr. George Soros, Mr. Robert Soros, Mr. Jonathan Soros, Perseuspur and Mr. Pearl  may be deemed to share the power to direct the voting and disposition of the 20,625 Shares issuable upon exercise of options that have vested on or within 60 days of December 31, 2010.

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.
Item 6.
Ownership of More than Five Percent on Behalf of Another Person

The partners of Perseus-Soros have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Perseus-Soros in accordance with their ownership interests in Perseus-Soros.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.
Item 8.	Identification and Classification of Members of the Group Not applicable.
Item 9.	Notice of Dissolution of Group Not applicable.

CUSIP No. 56509R108	SCHEDULE 13G	Page 17 of 22 Pages

Item 10.	Certification Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP No. 56509R108	SCHEDULE 13G	Page 18 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 11, 2011

PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP
By:	Perseus-Soros Partners, LLC General Partner
By:	SFM Participation, L.P. Managing Member
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber Title: Assistant General Counsel

CUSIP No. 56509R108	SCHEDULE 13G	Page 19 of 22 Pages

PERSEUS-SOROS PARTNERS, LLC
By:	SFM Participation, L.P. Managing Member
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber Title: Assistant General Counsel

PERSEUS BIOTECH FUND PARTNERS, LLC
By:	Perseuspur, L.L.C. Managing Member
By:	Frank H. Pearl Managing Member
By:	/s/ Teresa Y. Bernstein
Name: Teresa Y. Bernstein Title: Secretary

CUSIP No. 56509R108	SCHEDULE 13G	Page 20 of 22 Pages

SFM PARTICIPATION, L.P.
By:	SFM AH LLC General Partner
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber Title: Assistant General Counsel

SFM AH LLC
By:	Soros Fund Management LLC Managing Member
By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber Title: Assistant General Counsel

PERSEUSPUR, L.L.C.
By:	Frank H. Pearl Managing Member
By:	/s/ Teresa Y. Bernstein
Name: Teresa Y. Bernstein Title: Secretary

CUSIP No. 56509R108	SCHEDULE 13G	Page 21 of 22 Pages

MR. FRANK H. PEARL
By:	/s/ Teresa Y. Bernstein
Name: Teresa Y. Bernstein Title: Secretary

MR. GEORGE SOROS
By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber Title: Attorney-in-Fact

MR. ROBERT SOROS
By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber Title: Attorney-in-Fact

MR. JONATHAN ALLAN SOROS
By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber Title: Attorney-in-Fact

SOROS FUND MANAGEMENT LLC
By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber Title: Assistant General Counsel

CUSIP No. 56509R108	SCHEDULE 13G	Page 22 of 22 Pages

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. (Previously Filed).
Exhibit 2.
Power of Attorney, dated June 26, 2009 appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, Robert Soros and David Taylor as Attorney-In-Fact for George Soros. (Previously Filed).

Exhibit 3.
Power of Attorney, dated October 3, 2007, appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and David Taylor as Attorney-In-Fact for Robert Soros.  (Previously Filed).

Exhibit 4.
Power of Attorney, dated October 3, 2007, appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and David Taylor as Attorney-In-Fact for Jonathan Soros.  (Previously Filed).

Exhibit 5.	Power of Attorney, dated December 6, 2007, appointing each of Kenneth M. Socha and Teresa Y. Bernstein as Attorney-in-Fact for Frank H. Pearl. (Previously Filed).